FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August      , 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)
Date August 24, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager, Finance Division Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Interim Report For The 107th Business Term From January 1, 2007 to June 30, 2007 Canon Inc.

TRANSLATION

2002

2003

2004

2005

2006

2007

Interim Report For The 107th Business Term

From January 1, 2007 to June 30, 2007

CANON INC.

2008

2009

2010

2011

2012

2013

To Our Shareholders

     We are pleased to present our report for the summary of the first half of our 107th business term (from January 1, 2007 to June 30, 2007).
     Reviewing conditions in both the domestic and overseas economies during the first half of the current business term, the U.S. economy continued to show modest growth, despite the impact of a slowdown in housing investment and capital investment. The European economies were strong overall, including a steady recovery of consumer spending and continued growth in internal demand. Asian economies maintained their high growth particularly in China. The Japanese economy remained strong with a firm bottom in capital investment under modest growth in corporate earnings and also due to a pickup in consumer spending. In the foreign exchange markets, the yen was weaker against both the U.S. dollar and the euro compared with the first half of the previous fiscal year.
     Regarding markets in which the Canon Group operates, demand expanded greatly for digital single-lens-reflex (SLR) cameras, color network multifunction devices and color laser beam printers. Fiercer price competition for inkjet printers was accompanied by an acceleration in the shift from single-function to multifunction machines. Although demand for semiconductor production equipment showed a trend of recovery, demand for mirror projection mask aligners for LCDs fell greatly due to a restraint in capital investment by LCD panel manufacturers.
     Under these business conditions, the Canon Group, entering the second year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan,” continued to launch new products differentiated by their unique technology in a market where price competition keeps intensifying, while concentrating on various initiatives to improve our cost competitiveness and strengthen our corporate structure, by further advancing our efforts on in-house production of key components, production automation and procurement reform activities, etc.

     Additionally, in February and March of this year, we acquired approximately 31 million of our own shares for about 200 billion yen in order to improve our capital efficiency and to ensure a flexible future capital strategy.
     As to the earnings for the first half of the current business term, on a consolidated basis, we recorded net sales of 2,166.7 billion yen (up 11.0% from the first half of 2006), income before income taxes and minority interests of 406.1 billion yen (up 19.1%), and net income of 255.2 billion yen (up 19.1%). Also on a non-consolidated basis, we recorded net sales of 1,371.0 billion yen (up 8.3%), ordinary profit of 302.3 billion yen (up 22.8%), and net income of 200.9 billion yen (up 29.2%). All of these figures were record highs.
     For the interim dividend, we have decided to pay 50.0 yen per share from August 24.
     Looking ahead to the second half of the current business term, we expect the global economy to continue growing steadily, but also believe that factors such as rise in crude oil and other resource costs, fluctuating interest rates and intensifying market competition will continue to provide uncertainty in our business environment. Under these conditions, the Canon Group is fully committed in management to achieve strong performance in the current business term, which marks the 70th anniversary of our founding.
     We look forward to your continued support and encouragement in the future.
August 2007
Fujio Mitarai
Chairman & CEO
Tsuneji Uchida
President & COO

  Change in Profits

Net Sales (Consolidated) 100 MILLIONS OF YEN	Net Sales (Non-Consolidated) 100 MILLIONS OF YEN

Income before Income Taxes and Minority Interests (Consolidated) 100 MILLIONS OF YEN	Ordinary Profit (Non-Consolidated) 100 MILLIONS OF YEN

Net Income (Consolidated) 100 MILLIONS OF YEN	Net Income (Non-Consolidated) 100 MILLIONS OF YEN

  Business Conditions by Operations
■ Sales by Operations
Consolidated

Operations	Sales	Change from the First
	(100 millions of yen)	Half of Fiscal 2006 (%)

Business Machines	14,466	12.4
Office Imaging Products	6,324	8.0
Computer Peripherals	7,607	17.6
Business Information Products	535	(1.9)

Cameras	5,196	12.9

Optical and Other Products	2,005	(2.3)

Total	21,667	11.0

Non-Consolidated

Operations	Sales	Change from the First
	(100 millions of yen)	Half of Fiscal 2006 (%)

Business Machines	9,245	10.9
Office Imaging Products	2,771	8.5
Computer Peripherals	6,474	11.9

Cameras	3,688	11.6

Optical and Other Products	777	(23.6)

Total	13,710	8.3

Consolidated	Non-Consolidated

Note:
Regarding the segment of “Business Information Products” within the “Business Machines” category in the consolidated information above, there were no sales on a non-consolidated basis.

■ Business Machines Operations
Office Imaging Products
     Regarding color machines in our “imageRUNNER series” of office-use digital network multifunction devices, in a market shifting toward color machines, we launched the “iR C5185/C5185N,” which are the two top models in the series, capable of printing 51 color pages per minute. We also worked to increase sales of the predecessor model—the popular “iR C5180” —as well as the affordable “iR C3380/C2880 series.”
     As for black-and-white machines, we began and worked to expand sales of five models of three high-speed multifunctional products, including the “iR5075N/iR5065N,” which boasts excellent productivity and energy saving, as well as six models of three affordable products, including the “iR3045F/3035F,” which combines energy saving with space-saving. We also worked to expand our solution business, leveraging the Multifunctional Embedded Application Platform (“MEAP”) capable of expanding range of functions, which is installed on our “imageRUNNER series.”
     Additionally, regarding printers for digital commercial printing, under our new “imagePRESS” brand launched last year toward our full-scale entry into the Digital Commercial Printing market which is expected to grow, we launched sales of the “imagePRESS C7000VP” which is capable of printing 70 pages per minute in both color and black-and-white, and worked to expand sales together with our popular “imagePRESS C1.”
     In the multifunctional black-and-white machines for individuals and small-business owners, of which market is expanding in Japan and overseas, we launched three products, including the “Satera MF4150” which is capable of printing 20 pages per minute, as well as the “Satera MF4680” which can be used on a network, and worked to expand sales of these products.
     As a result of these activities, sales for this segment grew by 8.0% on a consolidated basis and by 8.5% on a non-consolidated basis, both in comparison to the first half of 2006.

Change in Sales
100 MILLIONS OF YEN
Consolidated

Non-Consolidated

Computer Peripherals
     The conditions for inkjet printers remained severe, with intensifying price competition amid a market slowdown. Under these circumstances, we worked to differentiate our products through our proprietary “FINE” high-precision print head technology, and by pursuing beautiful design and high usability. We also worked to expand our product lineup, launching such products as the “PIXUS iP2500” which offers luxurious design and high definition printing for its affordable price, the compact “PIXUS iP90v” into which miniaturization technologies are concentrated, and the “PIXUS Pro9500” model for professionals and high-end amateurs which uses 10-color pigment ink and supports A3 wide-size paper and half-size. Additionally, amid accelerating shift from single-function to multifunction devices, our mid-level “PIXUS MP600” multifunction machine has gained great popularity in the market, maintaining a high share in the Japanese market since its launch last year.
     In laser beam printers, as for OEM-brand products, we enjoyed steadily growing unit sales of affordable black-and-white and color products which led to solid sales revenue. As for Canon-brand products, amid growing demand for color machines, we introduced the compact “Satera LBP5100” with an automated double-sided printing function and printing capability of 10 color pages per minute, and worked to promote sales together with our high-speed “Satera LBP5900/5600” capable of printing A3 paper.
     As for black-and-white machines, we launched the “Satera LBP3970/3920” high-speed, compact machines capable of printing A3 paper, and achieved favorable sales as well as the “Satera LBP3000/2900” with double-sided printing as a standard function.
     We also worked to advance our solution business by making proposals of printing environment to respond to our customer’s business types and needs utilizing the “MEAP-Lite” function expansion system.
     As a result of these activities, sales for this segment grew by 17.6% on a consolidated basis and by 11.9% on a non-consolidated basis, both in comparison to the first half of 2006.

Change in Sales
100 MILLIONS OF YEN
Consolidated

Non-Consolidated

Business Information Products
     The market for office-use document scanners has continued to grow due to the demand for businesses to digitize their documents in order to comply with various laws related to company’s internal control, the management of personal information, and the management of medical related information. Under these circumstances, in the “DR Scanner series” handled by Canon Electronics Inc., we introduced the compact and affordable “DR-2580C” and “DR-2050CII” for which demand of such type has grown substantially, as well as the “DR-2050SP” which is capable of sending scanned data to a projector, and achieved strong growth in sales as a result of our efforts for sales expansion.
     Regarding the calculators handled by Canon Electronics Business Machines (H.K.) Co., Ltd., we launched for the Japanese market the “BP36-DTS” calculator with a high-speed, quiet printer capable of printing 5.6 lines per second and worked to expand sales. Also print-capable calculators continued to enjoy a favorable reception in the U.S. market and maintained their high share. Regarding the electronic dictionaries for the Japanese market also handled by that company, the flagship “wordtank V300” learner’s model featuring a large full touch-screen panel, and our “wordtank M300” which while compact offers a full range of learning features, were introduced and helped to increase sales.
     As for servers and personal computers handled by Canon Marketing Japan Inc., single product sales fell as that Company moved ahead with its shift to the solutions business.
     As a result of these activities, sales for this segment fell by 1.9% on a consolidated basis in comparison to the first half of 2006. For this segment, there were no sales on a non-consolidated basis.

Change in Sales
100 MILLIONS OF YEN
Consolidated

■ Camera Operations
     In digital cameras, amid the expanding demand for SLR products, the “EOS-1D Mark III” launched as our flagship model in May was selected in Europe as Best Professional Digital SLR Camera and enjoyed a favorable response in the market. Also “EOS 30D” for high-end amateurs, and the compact, lightweight “EOS Kiss Digital X” launched last year maintained their strong sales, and sales of SLR products increased as a result. Consequently, sales of our “EF lens series,” dedicated flashes and other products also marked sound sales increases.
     In the area of compact digital cameras, we have increased sales, launching three products in our stylish “IXY DIGITAL series,” including the “IXY DIGITAL 10” featuring 3x zoom in a simple, square design, and the “IXY DIGITAL 810 IS” employing optical image stabilization function, both of which are equipped with a face recognition function, as well as seven products in our “PowerShot series” featuring broad range of shooting styles with a variety of product lineup, including the “PowerShot S5 IS” with 12x optical zoom, and the “PowerShot A570 IS” which is the first affordable camera equipped with the DIGIC III imaging processor.
     Additionally, in the compact photo printers, we enhanced our product lineup in the dye sublimation “SELPHY series” printers with the launch of the “CP750/CP740” featuring a larger color LCD monitor.
     In digital video cameras, we introduced such new products as the “iVIS HV20” HDV model featuring a built-in full HD CMOS sensor for even greater sensitivity and the “iVIS DC50” 5-megapixel DVD model featuring dual layer disk, and worked to increase sales, and as a result, increased our share in the market for HD video cameras where demand is expected to grow.
     As a result of these activities, sales for this segment grew by 12.9% on a consolidated basis and by 11.6% on a non-consolidated basis, both in comparison to the first half of 2006.

Change in Sales
100 MILLIONS OF YEN
Consolidated

Non-Consolidated

■ Optical and Other Products Operations
     In semiconductor production equipment, unit shipments into the market have increased amid growing demand for semiconductors and aggressive capital investment by manufacturers. Under these conditions, we worked to increase sales of the “FPA-6000ES5a” KrF (krypton fluoride) stepper and the “FPA-5500iZa” i-line stepper.
     Regarding mirror projection mask aligners for LCDs, the market shrunk greatly as a consequence of manufacturers continuing to restrain capital investment due to a glut in LCD panel production. Amid these circumstances, although we introduced the new “MPAsp-H700” eighth-generation mirror projection mask aligner for LCDs, and worked actively to increase sales, unit sales and sales revenue both declined.
     In the area of large-format inkjet printers, the market showed a strong growth due to new demand created by a wide range of applications in large-format printing such as the production of posters. In this context, we introduced the new “imagePROGRAF iPF6100” capable of printing A1-plus paper, and worked to expand sales. As a result of these efforts, sales increased greatly.
     Regarding broadcast-use television lenses, we introduced several new products, including the “KH13×4.5” and “KJ13×6B,” which are compact, lightweight standard zoom lenses for affordable High Definition Television (HDTV) cameras. As a result of these enhancements to our lineup, sales grew strongly.
     In medical equipment, we worked to expand sales of our “CXDI-50G” X-ray digital camera equipped with our own Flat Panel X-Ray Image Sensor. As a result of these efforts, we recorded strong sales.
     The “BESTEM series” die bonder handled by Canon Machinery Inc. remained popular, and the semiconductor sputtering equipment and magnetic head film deposition equipment and other products handled by Canon ANELVA Corporation also recorded strong performance.
     As a result of these activities, sales for this segment fell by 2.3% on a consolidated basis and by 23.6% on a non-consolidated basis, both in comparison to the first half of 2006.

Change in Sales
100 MILLIONS OF YEN
Consolidated

Non-Consolidated

Note:
The products mentioned above may have different names in other areas.

  Consolidated Financial Statements
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
Consolidated Balance Sheets

ASSETS	Millions of yen

	As of June 30, 2007 (Unaudited)		As of Dec. 31, 2006

Current assets:
Cash and cash equivalents	1,108,728		1,155,626
Time deposits	22,166		41,953
Marketable securities	294		10,445
Trade receivables, net	729,298		761,947
Inventories	575,036		539,057
Prepaid expenses and other current assets	282,254		273,321

Total current assets	2,717,776		2,782,349

Noncurrent receivables	14,560		14,335
Investments	116,471		110,418
Property, plant and equipment, net	1,336,716		1,266,425
Other assets	422,991		348,388

Total assets	4,608,514		4,521,915

LIABILITIES AND STOCKHOLDERS' EQUITY	Millions of yen

	As of June 30, 2007 (Unaudited)		As of Dec. 31, 2006

Current liabilities:
Short-term loans and current portion of long-term debt	5,301		15,362
Trade payables	506,177		493,058
Income taxes	135,090		133,745
Accrued expenses	318,330		303,353
Other current liabilities	215,850		217,789

Total current liabilities	1,180,748		1,163,307

Long-term debt, excluding current installments	16,290		15,789
Accrued pension and severance cost	49,210		83,876
Other noncurrent liabilities	63,198		55,536

Total liabilities	1,309,446		1,318,508

Minority interests	224,701		216,801
Commitment and contingent liabilities
Stockholders’ equity:
Common stock	174,674		174,603
[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]
[Issued shares] (share)	[1,333,588,114	]	[1,333,445,830	]
Additional paid-in capital	403,577		403,510
Legal reserve	45,730		43,600
Retained earnings	2,552,314		2,368,047
Accumulated other comprehensive income (loss)	104,169		2,718
Treasury stock	(206,097)		(5,872)
[Treasury shares] (share)	[32,993,191	]	[1,794,390	]

Total stockholders’ equity	3,074,367		2,986,606

Total liabilities and stockholders’ equity	4,608,514		4,521,915

Notes:
1.	Allowance for doubtful receivables	16,553 million yen
2.	Accumulated depreciation of property, plant and equipment	1,488,148 million yen
3.	Accumulated other comprehensive income (loss) include foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.
4.	Collateral assets	222 million yen
5.	Guarantees of bank borrowings by employees and consolidated subsidiaries and affiliated companies	28,507 million yen
6.	Number of consolidated subsidiaries and affiliated companies accounted for under equity method is 230 and 19 respectively.

Consolidated Statements of Income

Millions of yen

	Six months ended	Six months ended
	June 30, 2007	June 30, 2006
	(Unaudited)	(Unaudited)

Net sales	2,166,724	1,952,255
Cost of sales	1,059,170	973,542

Gross profit	1,107,554	978,713

Operating expenses:
Selling, general and administrative expenses	548,411	493,709
Research and development expenses	170,267	146,527

	718,678	640,236

Operating profit	388,876	338,477

Other income (deductions):
Interest and dividend income	17,367	11,143
Interest expense	(795)	(625)
Other, net	693	(7,950)

	17,265	2,568

Income before income taxes and minority interests	406,141	341,045

Income taxes	142,836	118,814

Income before minority interests	263,305	222,231

Minority interests	8,122	8,057

Net income	255,183	214,174

Note:
Net income per share
Basic	194.38 yen
Diluted	194.33 yen
Other significant matter:
Prior to the second quarter of fiscal 2007, the Company and its domestic subsidiaries had depreciated machinery and equipment under the fixed-percentage-on-declining base method with certain salvage values. As a result of evaluation of its depreciation method, effective second quarter of 2007, the Company and its domestic subsidiaries have changed their depreciation method to 250% declining balance method with salvage values of 1 yen. As a result of this change, income before income taxes and minority interests, and net income for the six months ended June 30, 2007 decreased by 19,330 million yen and 11,178 million yen, respectively.

Consolidated Statements of Stockholders’ Equity

Millions of yen

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2006	174,603	403,510	43,600	2,368,047	2,718	(5,872)	2,986,606

Cumulative effect of a change in accounting principle — adoption of EITF 06-2, net of tax				(2,204)			(2,204)

Conversion of convertible debt and other	71	63					134

Cash dividends				(66,582)			(66,582)

Transfers to legal reserve			2,130	(2,130)			-

Comprehensive income:

Net income				255,183			255,183

Other comprehensive income (loss), net of tax

Foreign currency translation adjustments					49,237		49,237

Net unrealized gains and losses on securities					1,438		1,438

Net gains and losses on derivative instruments					(977)		(977)

Pension liability adjustments					51,753		51,753

Total comprehensive income							356,634

Repurchase of treasury stock, net		4				(200,225)	(200,221)

Balance at June 30, 2007 (Unaudited)	174,674	403,577	45,730	2,552,314	104,169	(206,097)	3,074,367

  Non-Consolidated Financial Statements
Non-Consolidated Balance Sheets

ASSETS	Millions of yen

	As of June 30,	As of Dec. 31,
	2007	2006

Current Assets	1,431,255	1,622,281

Cash and deposits	206,144	324,053

Notes receivable	267,168	295,862

Accounts receivable	566,660	621,656

Finished goods	115,155	93,685

Work in process	111,031	107,666

Raw materials and supplies	5,487	4,642

Deferred tax assets	37,201	34,124

Short-term loans receivable	20,281	19,320

Other current assets	102,147	121,295

Allowance for doubtful receivables	(19)	(22)

Fixed Assets	1,377,390	1,315,791

Property, Plant And Equipment	866,142	818,094

Buildings	434,729	418,087

Machinery	161,263	150,795

Vehicles	433	332

Tools and equipment	59,424	54,985

Land	136,472	133,522

Construction in progress	73,821	60,373

Intangibles	37,810	34,480

Software	34,317	31,999

Other intangible assets	3,493	2,481

Investments	473,438	463,217

Marketable securities-noncurrent	32,875	38,571

Investment in affiliated companies	357,051	347,051

Long-term loans receivable	8,101	4,897

Long-term pre-paid expenses	13,980	13,741

Deferred tax assets-noncurrent	55,307	53,810

Guarantees	2,019	2,141

Other noncurrent assets	4,169	3,102

Allowance for doubtful receivables-noncurrent	(64)	(96)

TOTAL ASSETS	2,808,645	2,938,072

LIABILITIES AND NET ASSETS	Millions of yen

	As of June 30,	As of Dec. 31,
	2007	2006

Current Liabilities	713,735	770,621
Notes payable	2,437	2,248
Accounts payable	374,423	406,771
Short-term loans	34,657	36,452
Other payable	86,668	115,245
Accrued expenses	64,333	70,238
Accrued income taxes	104,212	103,871
Deposits	12,085	10,161
Accrued warranty expenses	3,131	3,171
Accrued bonuses for employees	4,935	5,656
Accrued bonuses for directors	148	295
Other current liabilities	26,706	16,513
Noncurrent Liabilities	52,310	58,168
Convertible debentures	176	318
Accrued pension and severance cost	47,069	52,376
Accrued directors’ retirement benefit	1,261	1,209
Reserve for environmental provision	3,804	4,265

TOTAL LIABILITIES	766,045	828,789

Stockholders’ Equity	2,035,807	2,101,545
Common Stock	174,674	174,603
Capital Surplus	306,227	306,152
Additional paid-in capital	306,201	306,130
Other capital surplus	26	22
Retained Earnings	1,761,003	1,626,662
Legal reserve	22,114	22,114
Other retained earnings	1,738,889	1,604,548
Reserve for special depreciation	10,191	12,485
Reserve for deferral of capital gain on property	1,273	1,292
Special reserves	1,249,928	1,249,928
Retained earnings brought forward	477,497	340,843
Treasury Stock	(206,097)	(5,872)
Difference Of Appreciation And Conversion	6,793	7,738
Net Unrealized Gains (Losses) On Securities	7,907	8,899
Net Deferred Profits (Losses) On Hedges	(1,114)	(1,161)

TOTAL NET ASSETS	2,042,600	2,109,283

TOTAL LIABILITIES AND NET ASSETS	2,808,645	2,938,072

Non-Consolidated Statements of Income

Millions of yen

		Six months ended	Six months ended
		June 30, 2007	June 30, 2006

	Net sales	1,370,988	1,266,000
	Cost of sales	830,843	785,624

	Gross profit	540,145	480,376

	Selling, general and administrative expenses	259,782	239,954

	Operating profit	280,363	240,422

	Other Income	60,708	41,114
	Interest income	1,684	769
	Dividend income	13,970	2,572
	Rental income	21,855	17,405
	Patent royalties	17,726	14,864
	Miscellaneous income	5,473	5,504
	Other Expense	38,795	35,435
	Interest expense	314	34
	Depreciation of rental assets	19,009	15,661
	Loss on disposal and write-off of inventories	1,910	4,334
	Foreign exchange loss	12,499	11,402
	Miscellaneous loss	5,063	4,004

	Ordinary profit	302,276	246,101

	Non-Ordinary Income	494	335
	Gain on sales of fixed assets	404	335
	Gain on sales of marketable securities-noncurrent	90	-
	Non-Ordinary Loss	1,433	8,299
	Loss on sales and disposal of fixed assets	1,433	2,975
	Loss on impairment of fixed assets	-	5,218
	Loss on sales of marketable securities-noncurrent	-	34
	Loss on sales of investments in affiliated companies	-	72

	Income before income taxes	301,337	238,137

Income taxes	-Current	104,356	77,942
	-Deferred	(3,944)	4,647

	Net income	200,925	155,548

Notes to Non-Consolidated Balance Sheets

Accumulated depreciation of property, plant and equipment	782,984 million yen
Accumulated impairment losses of property, plant and equipment	494 million yen
Cautionary obligation and other
Cautionary obligation contract	24,231 million yen
Notes to Non-Consolidated Statements of Income

Net income per share	153.05 yen
(Change of Depreciation Method)
Due to the amendment of Japanese Corporate Tax Law in 2007, the Company changed its method of depreciation of buildings purchased on or after April 1, 2007 to the straight-line method at rates prescribed in the amended corporate tax law and its method of depreciation of other tangible fixed assets purchased on or after April 1, 2007 to the declining-balance method at rates prescribed in the amended corporate tax law.
The changes in accounting for depreciation did not have a material impact on the statements of income.

Non-Consolidated Statements of changes in Stockholders’ Equity

	Stockholders’ equity
	Common stock	Capital surplus		Retained earnings
		Additional paid-in capital	Other capital surplus	Legal reserve
					Reserve for
					special
					depreciation

Balance of December 31, 2006	174,603	306,130	22	22,114	12,485

Changes in the term

Issuance of new shares

Conversion of convertible debentures	71	71

Transfer to reserve for special depreciation					536

Reversal of reserve for special depreciation					(2,829)

Transfer to reserve for deferral of capital gain on property

Reversal of reserve for deferral of capital gain on property

Transfer to special reserves

Dividends from surplus

Net income

Purchase of treasury stock

Disposal of treasury stock			4

Net change of items other than stockholders’ equity

Total changes in the term	71	71	4	—	(2,294)

Balance of June 30, 2007	174,674	306,201	26	22,114	10,191

Notes:

1.	Number of outstanding shares as of June 30, 2007	1,333,588,114 shares
2.	Classes and number of treasury stock

Classes of stock	Balance as of December 31, 2006	Increase	Decrease	Balance as of June 30, 2007

Common stock	1,794,390 shares	31,201,445 shares	2,644 shares	32,993,191 shares

(Reason for change)
The increase of 31,201,445 shares reflects the acquisition of 31,165,500 shares as approved by the resolution of the board of directors’ meeting, and the purchase of 35,945 shares based on the shareholders’ request for purchase of shares less-than-one-unit. The decrease reflects the sale of 2,644 shares based on the shareholders’ request for the sale of shares less-than-one-unit.

Millions of yen
Stockholders’ equity					Difference of appreciation and conversion		Total net assets
Retained earnings			Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
Other retained earnings
Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward

1,292	1,249,928	340,843	(5,872)	2,101,545	8,899	(1,161)	2,109,283

				-			-

				142			142

		(536)		-			-

		2,829		-			-

				-			-

(19)		19		-			-

				-			-

		(66,583)		(66,583)			(66,583)

		200,925		200,925			200,925

			(200,239)	(200,239)			(200,239)

			14	17			17

				-	(992)	47	(945)

(19)	-	136,654	(200,225)	(65,738)	(992)	47	(66,683)

1,273	1,249,928	477,497	(206,097)	2,035,807	7,907	(1,114)	2,042,600

3.	Dividend from surplus

Resolution	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date

March 29, 2007
The ordinary general meeting of shareholders	66,583	50.00	December 31, 2006	March 30, 2007

July 26, 2007 Board of directors’ meeting	65,030	50.00	June 30, 2007	August 24, 2007

  COMPANY PROFILE
(The following statements are the status as of June 30, 2007, if not specified otherwise.)

■ Canon Group Global Network
(1)  Major Overseas Bases

Name [Location]

R&D
Canon Development Americas, Inc. [U.S.A.]
Canon Technology Europe Ltd. [U.K.]
Canon Research Centre France S.A.S. [France]
Canon Information Systems Research Australia Pty. Ltd. [Australia]

Manufacturing
Canon Virginia, Inc. [U.S.A.]
Canon Giessen GmbH [Germany]
Canon Bretagne S.A.S. [France]
Canon Dalian Business Machines, Inc. [China]
Canon Zhuhai, Inc. [China]
Canon Zhongshan Business Machines Co., Ltd. [China]
Canon (Suzhou) Inc. [China]
Canon Inc., Taiwan [Taiwan]
Canon Hi-Tech (Thailand) Ltd. [Thailand]
Canon Vietnam Co., Ltd. [Vietnam]
Canon Opto (Malaysia) Sdn. Bhd. [Malaysia]

Marketing
Canon U.S.A., Inc. [U.S.A.]
Canon Canada, Inc. [Canada]
Canon Latin America, Inc. [U.S.A.]
Canon Europa N.V. [Netherlands]
Canon (UK) Ltd. [U.K.]
Canon France S.A.S. [France]
Canon Deutschland GmbH [Germany]
Canon North-East Oy [Finland]
Canon (China) Co., Ltd. [China]
Canon Hongkong Co., Ltd. [Hong Kong]
Canon Singapore Pte. Ltd. [Singapore]
Canon Australia Pty. Ltd. [Australia]
Canon do Brasil Indústria e Comércio Limitada [Brazil]
Canon Chile, S.A. [Chile]
Canon South Africa Pty. Ltd. [South Africa]

R&D, Manufacturing and Marketing
Canon Electronic Business Machines (H.K.) Co., Ltd. [Hong Kong]

(2)  Major Domestic Bases

Name [Location]

Canon Inc.,
Headquarters [Tokyo]
Ayase Office [Kanagawa Pref.]
Hiratsuka Development Center [Kanagawa Pref.]
Ami Plant [Ibaraki Pref.]
Optics R&D Center [Tochigi Pref.]
Toride Plant [Ibaraki Pref.]
Kosugi Office [Kanagawa Pref.]
Fuji-Susono Research Park [Shizuoka Pref.]
Yako Office [Kanagawa Pref.]
Tamagawa Plant [Kanagawa Pref.]
Utsunomiya Plant [Tochigi Pref.]
Utsunomiya Optical Products Plant [Tochigi Pref.]

Manufacturing
Oita Canon Inc. [Oita Pref.]
Canon Chemicals Inc. [Ibaraki Pref.]
Nagahama Canon Inc. [Shiga Pref.]
Fukushima Canon Inc. [Fukushima Pref.]

Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon Software Inc. [Tokyo]

R&D, Manufacturing and Marketing
Canon Electronics Inc. [Saitama Pref.]
Canon Finetech Inc. [Ibaraki Pref.]
Canon Machinery Inc. [Shiga Pref.]
Nisca Corporation [Yamanashi Pref.]
Canon ANELVA Corporation [Tokyo]

■ Main Activities of the Canon Group
     Canon Group is engaged in the manufacture and sales of the following products.

Operations		Main Products

Business Machines	Office Imaging Products	Network Multifunction Devices, Laser Multifunction Printers, Copying Machines

	Computer Peripherals	Laser Beam Printers, Inkjet Printers, Inkjet Multifunction Printers, Image Scanners

	Business Information Products	Computers, Document Scanners, Handy Terminals, Calculators, Electronic Dictionaries

Cameras		Digital Cameras, Digital Video Cameras, Interchangeable Lenses, LCD Projectors

Optical and Other Products	Semiconductor Production Equipment,
Mirror Projection Mask Aligners for LCDs,
Broadcast-use Television Lenses,
Medical Image Recording Equipment,
Large-Format Inkjet Printers,
Vacuum Equipment for Electronic
Components

■  Employees of the Canon Group
Consolidated

Number of employees	127,338 persons
(Increase of 8,839 persons from the end of the previous term)
Americas	10,350 persons
Europe	11,537 persons
Japan	54,487 persons
Others	50,964 persons
Note:
The number of employees represents the total number of employees excluding those who do not work full-time.
Non-Consolidated

Number of employees	20,937 persons
Increase from the end of the previous term	560 persons
Average age	39.3 years
Average years of service	15.7 years
Notes:

1.	The number of employees represents the total number of employees excluding those who do not work full-time.

2.	The number of employees does not include those who have been dispatched to affiliated companies, etc. (2,514 persons).
■  Shares and Convertible Debentures
(1) Shares
Number of Shares Issuable           3,000,000,000 shares
Outstanding Shares, Capital Stock and Number of Shareholders

	As of the end of	Increase (decrease)	As of the end of
	the Previous Term	during this Half-Term	this Half-Term

Outstanding Shares	1,333,445,830	142,284	1,333,588,114
(share)

Capital Stock (yen)	174,603,298,109	70,999,716	174,674,297,825

Number of Shareholders (person)	120,770	(8,192)	112,578

Note:
The increase of the outstanding shares and capital stock during this half-term reflect the conversion of convertible debentures into shares.

(2) Shareholding by Category

	Number of Shareholders	Number of Shares

Banking Companies	350	521,507,767

Securities Underwriting Companies	70	45,358,890

Other Domestic Companies	1,161	42,870,443

Foreign Companies, etc.	1,189	609,870,823

Individual and Others	109,807	80,987,000

Treasury Stock	1	32,993,191

Total	112,578	1,333,588,114

Shareholding Ratio
(3) Convertible Debentures
The third series of Unsecured Convertible Debentures Due 2008     MILLIONS OF YEN

■  Directors and Corporate Auditors
Directors

Position	Name	Business in Charge or Representatives of other Organization, etc.

Chairman & CEO	Fujio Mitarai	Chairman of Nippon Keidanren
President & COO	Tsuneji Uchida
Vice President	Toshizo Tanaka	Group Executive of Policy & Economy Research
Headquarters
Senior Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual
Property & Legal Headquarters
Senior Managing Director	Junji Ichikawa	Chief Executive of Optical Products Operations
Senior Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Managing Director	Akiyoshi Moroe	Group Executive of Human Resources
Management & Organization Headquarters and
Group Executive of External Relations
Headquarters
Managing Director	Kunio Watanabe	Group Executive of Corporate Planning
Development Headquarters and Deputy Group
Executive of Policy & Economy Research
Headquarters
Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products
Operations
Managing Director	Tomonori Iwashita	Group Executive of Global Environment
Promotion Headquarters and Group Executive of
Quality Management Headquarters
Managing Director	Masahiro Osawa	Group Executive of Finance & Accounting
Headquarters
Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology
Development Headquarters
Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Director	Ryoichi Bamba	Executive Vice President of Canon U.S.A., Inc.
Director	Toshio Homma	Chief Executive of L Printer Products Operations
Director	Keijiro Yamazaki	Group Executive of General Affairs Headquarters
Director	Shunichi Uzawa	Group Executive of Core Technology
Development Headquarters
Director	Masaki Nakaoka	Chief Executive of Office Imaging Products
Operations
Director	Toshiyuki Komatsu	Group Executive of Leading-Edge Technology
Development Headquarters
Director	Haruhisa Honda	Group Executive of Production Engineering
Headquarters
Director	Tetsuro Tahara	Group Executive of Global Manufacturing &
Logistics Headquarters
Director	Seijiro Sekine	Group Executive of Information &
Communication Systems Headquarters
Director	Shunji Onda	Group Executive of Global Procurement
Headquarters
Director	*Kazunori Fukuma	President of SED Inc.
Director	*Hideki Ozawa	President of Canon (China) Co. Ltd.
Director	*Masaya Maeda	Chief Executive of Image Communication
Products Operations

Corporate Auditors

Position	Name	Business in Charge or Representatives of other Organization, etc.

Corporate Auditor	Teruomi Takahashi
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Yoshinobu Shimizu	Certified Public Accountant
Corporate Auditor	Minoru Shishikura

Notes:

1.	Directors with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 106th Business Term held on March 29, 2007 and assumed their respective offices.

2.	Corporate Auditors Mr. Tadashi Ohe, Mr. Yoshinobu Shimizu and Mr. Minoru Shishikura are Outside Corporate Auditors defined by item 16, Article 2 of the Corporation Law.
■  Accounting Auditor
Ernst & Young ShinNihon
Hibiya Kokusai Building
2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo

  INFORMATION ON SHARES

Business term:
From January 1 to December 31 of each year
Ordinary general meeting of shareholders:
March of each year
Record date for above:
December 31 of each year
Record date for interim dividends:
June 30 of each year
Manager of the register of shareholders:
Mizuho Trust & Banking Co., Ltd. 2-1, Yaesu 1-chome, Chuo-ku, Tokyo
Business handling place:
Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Mailing address and telephone number:
Business Office of Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd. 17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722 Telephone: 0120-288-324 (toll free) 03-5213-5213
Intermediary office:
Branches of Mizuho Trust & Banking Co., Ltd. Head Office and Branches of Mizuho Investors Securities Co., Ltd.
Number of shares constituting one unit:
100 shares
Newspaper in which public notice is inserted:
The Nihon Keizai Shimbun
Stock exchange listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York
Fee for issuing share certificate:
The amount equivalent to stamp duty for issue of each new share certificate

Canon

Canon Inc., Headquarters
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03-3758-2111

URL
Canon Inc.   canon.jp
Canon Worldwide Network   www.canon.com